Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	For the nine months ended September 30,		For the year ended December 31,
(dollars in millions)	2015		2014		2013		2012		2011		2010

Earnings:
Income before income taxes	$10,192		$6,450		$6,159		$7,800		$3,959		$6,651
Add: Fixed charges, excluding interest on deposits	1,455		1,456		1,395		1,467		1,488		1,620
Earnings available for fixed charges, excluding interest on deposits	11,647		7,906		7,554		9,267		5,447		8,271
Add: Interest on deposits	6,350		7,653		6,861		7,172		8,266		9,254
Earnings available for fixed charges, including interest on deposits	$17,997		$15,559		$14,415		$16,439		$13,713		$17,525
Fixed charges:
Interest expense, excluding interest on deposits	$1,318		$1,275		$1,227		$1,360		$1,355		$1,531
Interest portion of rental expense	137		181		168		107		133		89
Total fixed charges, excluding interest on deposits	1,455		1,456		1,395		1,467		1,488		1,620
Add: Interest on deposits	6,350		7,653		6,861		7,172		8,266		9,254
Total fixed charges, including interest on deposits	$7,805		$9,109		$8,256		$8,639		$9,754		$10,874
Ratio of Earnings to Fixed Charges(1):
Excluding interest on deposits	8.00	x	5.43	x	5.42	x	6.32	x	3.66	x	5.11	x
Including interest on deposits	2.31	x	1.71	x	1.75	x	1.90	x	1.41	x	1.61	x

(1)         The Company had no preferred stock outstanding during any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.